 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Styslinger, III, William C. (Last) (First) (Middle) SeaChange International 124 Acton Street (Street) Maynard, MA 01754 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol SeaChange International, Inc. SEAC 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 03/05/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
X Officer (give title below)     X Other (specify below)

Description           President, CEO and Chairman of the Board
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock								1,797,569	D
Common Stock								12,342	I	Daughter's Trust (3)
Common Stock								$96,429	I	Family Trust (4)
Common Stock								$215,000	I	by IRA (1)
Common Stock								$76,425	I	by Spouse (2)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Incentive Stock Option (right to buy)	$5.50000							(6)	01/23/08	Common Stock	6,000		$6,000	D
Incentive Stock Option (right to buy)	$7.88000							(9)	04/26/09	Common Stock	24,045		$24,045	D
Incentive Stock Option (right to buy)	$14.12000							(7)	04/24/07	Common Stock	2,000		$2,000	D
Incentive Stock Option (right to buy)	$18.75000							(12)	04/20/11	Common Stock	2,380		$2,380	D
Incentive Stock Option (right to buy)	$26.75000							(11)	05/24/10	Common Stock	41,000		$41,000	D
Non-Qualified Stock Option (right to buy)	$7.17000							(10)	04/26/09	Common Stock	5,955		$5,955	D
Non-Qualified Stock Option (right to buy)	$13.76000							(14)	04/04/12	Common Stock	55,000		$55,000	D
Non-Qualified Stock Option (right to buy)	$18.75000							(13)	04/20/12	Common Stock	52,620		$52,620	D
Non-Qualified Stock Option	$7.000	03/05/2003		A		75,000		(15)	03/05/13	Common Stock	75,000		$75,000	D

Explanation of Responses:

(1) These shares are owned by Merrill Lynch, Trustee f/b/o/ William C. Styslinger, IRA.
(2) These shares were gifted to Mrs. Joyce Styslinger. Mr. Styslinger disclaims ownership of these shares.
(3) These shares are owned by Thomas Franeta as Custodian for Kimberly J. Styslinger, Mr. Styslinger's daughter. Mr. Styslinger disclaims beneficial ownership of these shares.
(4) These shares are held by Thomas and Emily Franeta as Trustees of The Styslinger Family Trust. Mr. Styslinger disclaims beneficial ownership of these shares.
(5) Immediately exercisable as to 8,100 shares. Exercisable as to an additional 5 of the original option granted (2,025) for each succeeding three full months of employment commencing 10/20/96.
(6) 20% (1,200 shares) vest at the end of the first year (1/23/99) and 5% (300 shares) vest each quarter thereafter.
(7) 20% (400 shares) vest at the end of the first year (4/24/98) and 5% (100 shares) vest each quarter thereafter.
(8) 20% (1,200 shares) vest at the end of the first year (1/24/98) and 5% (300 shares) vest each quarter thereafter.
(9) 20% (4,809 shares) vest at the end of the first year (4/26/00) and 5% (1,202 shares) vest each quarter thereafter.
(10) 20% (1,191 shares) vest at the end of the first year (4/26/00) and 5% (297 shares) vest each quarter thereafter.
(11) 20% (8,200 shares) vest at the end of the first year (1/1/01) and 5% (2,050 shares) vest each quarter thereafter.
(12) 25% (595 shares) vest at the end of the first year (4/20/02) and 6.25% (148 shares) vest each quarter thereafter.
(13) 25% (13,155 shares) vest at the end of the first year (4/20/02) and 6.25% (3,288 shares) vest each quarter thereafter.
(14) 25% (13,750 shares) vest at the end of the first year (4/4/03) and 6.25% (3,437 shares) vest each quarter thereafter.
(15) 25% (18,756 shares) vest at the end of the first year (3/5/04) and 6.25% (4,687 shares) vest each quarter thereafter.

By:	Date:
/s/ Kevin Thimble, Attorney-in-Fact	03/07/2003

** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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